GREAT AMERICAN FINANCIAL RESOURCES, INC.

EXHIBIT 21 - SUBSIDIARIES OF THE REGISTRANT

The following is a list of subsidiaries of GAFRI at December 31, 2003. All corporations are subsidiaries of GAFRI and, if indented, subsidiaries of the company under which they are listed.

Name of Company
AAG Holding Company, Inc.	Ohio	100%
Great American Life Insurance Company	Ohio	100
Annuity Investors Life Insurance Company	Ohio	100
United Teacher Associates Insurance Company	Texas	100
Loyal American Life Insurance Company	Ohio	100
Manhattan National Life Insurance Company	Illinois	100
American Annuity Group Capital Trust II	Delaware	100
Great American Life Assurance Company of
Puerto Rico, Inc.	Puerto Rico	100

The names of certain subsidiaries are omitted, as such subsidiaries in the aggregate would not constitute a significant subsidiary.